UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

The Timken Company Employee Savings Plan

Unaudited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and

Year Ended December 31, 2011

The Timken Company Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$997,379	$1,025,081

Receivables:
Contributions receivable from The Timken Company	18,990	17,162
Participant notes receivable	27,767	26,747

	46,757	43,909

Total assets reflecting investments at fair value	1,044,136	1,068,990

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(1,110)	5,535

Net assets available for benefits	$1,043,026	$1,074,525

See accompanying notes.

The Timken Company Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income:
Net investment loss from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$(26,176)

Interest income from participant notes	1,043

Contributions:
Participants	72,631
The Timken Company	76,011

148,642

Total additions	123,509

Deductions
Benefits paid directly to participants	152,516
Administrative expenses	2,492

Total deductions	155,008

Net decrease	(31,499)

Net assets available for benefits:
Beginning of year	1,074,525

End of year	$1,043,026

See accompanying notes.

The Timken Company Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010,

and Year Ended December 31, 2011

1. Description of Plan

The following description of The Timken Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time employees of Industrial Services, LLC, excluding employees of Reliability Services. The Timken Company (Timken or the Company) is the Plan Administrator. Employees of Timken Industrial Services, LLC become eligible to participate in the Plan the first of the month following or coincident with the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

Effective December 31, 2010, the assets and liabilities of the Plan attributable to current and former employees of Rail Bearing Service Corporation (RBS) were transferred to and merged into The Timken Company Savings and Investment Pension Plan.

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches Timken Industrial Services, LLC employee contributions, “Matching Contributions,” at an amount equal to 25% of the first 7% of the participant’s gross earnings. The Plan provides for a quarterly “401(k) Plus Contribution” by the Company for eligible employees of Timken Industrial Services, LLC. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0% of the participant’s eligible compensation.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Upon enrollment, a participant must direct his or her contribution in 1% increments to any of the Plan’s fund options. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate.

Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. For Timken Industrial Services, LLC participants, 401(k) Plus Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.

Participants are not allowed to direct the investment of the Matching Contribution until the earliest of (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains three years of Continuous Service, or (iv) following retirement.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Timken Industrial Services, LLC participants are immediately vested in Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.

Forfeitures

Under the provisions of the Plan, if a participant leaves the Company before becoming fully vested in the Company contributions, the portion of assets not vested will be forfeited. Forfeitures of any Profit Sharing Contributions may be added to the Profit Sharing Contribution to be allocated to each participant’s account. Forfeitures of any Company Matching Contributions will be used to reduce future Company contributions. Forfeitures balances as of December 31, 2011 and 2010 were approximately $32,000 and $45,000, respectively.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence which cannot exceed 30 years.

The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Participant Notes Receivable

Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

The Plan’s trustee maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $21.05 and $25.94 at December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust as of December 31, 2011 and 2010 was 0.09% and 0.10%, respectively.

At December 31, 2011 and 2010, The Timken Company Common Stock Fund consisted of 14,235,559 and 13,839,282 units, respectively, of The Timken Company’s common stock.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following tables present the fair values of the net assets in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	December 31, 2011
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$299,608,700	$—	$—	$—	$299,608,700	0.04%
Morgan Stanley Small Company Growth	—	14,124,854	—	—	14,124,854	0.00%
American Funds EuroPacific Growth	—	72,122,610	—	—	72,122,610	0.03%
American Funds Washington Mutual Investors	—	16,322,636	—	—	16,322,636	0.08%
American Beacon Small Cap Value	—	19,995,849	—	—	19,995,849	0.01%
Vanguard Target Retirement Income	—	9,032,047	—	—	9,032,047	0.00%
Vanguard Target Retirement 2005	—	8,463,967	—	—	8,463,967	0.00%
Vanguard Target Retirement 2015	—	61,428,882	—	—	61,428,882	0.15%
Vanguard Target Retirement 2025	—	30,074,232	—	—	30,074,232	0.35%
Vanguard Target Retirement 2035	—	30,092,816	—	—	30,092,816	0.09%
Vanguard Target Retirement 2045	—	12,163,963	—	—	12,163,963	0.53%
Vanguard Target Retirement 2020	—	43,531	—	—	43,531	0.00%
Vanguard Target Retirement 2030	—	38,305	—	—	38,305	0.00%
Vanguard Target Retirement 2040	—	25,722	—	—	25,722	0.00%
Vanguard Target Retirement 2050	—	14,981	—	—	14,981	0.00%
JPMorgan S&P 500 Index	—	—	30,539,328	—	30,539,328	0.00%
JPMorgan Core Bond	—	—	102,933,082	—	102,933,082	0.05%
JPMorgan Equity Index	—	—	123,489,446	—	123,489,446	0.05%
Nuveen Winslow Large-Cap Growth	—	—	63,463,896	—	63,463,896	0.07%
SSgA Russell 2000-A Index	—	—	41,177,230	—	41,177,230	0.12%

	$299,608,700	$273,944,395	$361,602,982	$—	$935,156,077

JPMorgan Stable Value	$—	$—	$—	$171,581,331	$171,581,331
Wrapper Value	—	—	—	25,677	25,677
Adjustments from fair value to contract value	—	—	—	(536,503)	(536,503)

	$—	$—	$—	$171,070,505	$171,070,505	0.21%

Net Assets of Master Trust	$299,608,700	$273,944,395	$361,602,983	$171,070,505	$1,106,226,582	0.09%

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2010
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$359,007,594	$—	$—	$—	$359,007,594	0.03%
Morgan Stanley Small Company Growth	—	15,390,870	—	—	15,390,870	0.00%
American Funds EuroPacific Growth	—	87,015,017	—	—	87,015,017	0.05%
American Funds Growth Fund of America	—	72,503,692	—	—	72,503,692	0.06%
American Funds Washington Mutual Investors	—	13,842,649	—	—	13,842,649	0.08%
American Beacon Small Cap Value	—	20,557,770	—	—	20,557,770	0.11%
Vanguard Target Retirement Income	—	8,276,245	—	—	8,276,245	0.01%
Vanguard Target Retirement 2005	—	8,449,741	—	—	8,449,741	0.01%
Vanguard Target Retirement 2015	—	59,391,774	—	—	59,391,774	0.13%
Vanguard Target Retirement 2025	—	26,852,983	—	—	26,852,983	0.48%
Vanguard Target Retirement 2035	—	28,901,726	—	—	28,901,726	0.23%
Vanguard Target Retirement 2045	—	11,017,836	—	—	11,017,836	0.66%
JPMorgan S&P 500 Index	—	—	155,476,744	—	155,476,744	0.03%
JPMorgan Core Bond	—	—	90,402,233	—	90,402,233	0.05%
SSgA Russell 2000-A Index	—	—	43,163,523	—	43,163,523	0.12%

	$359,007,594	$352,200,303	$289,042,500	$—	$1,000,250,397

JPMorgan Stable Value	$—	$—	$—	$172,580,987	$172,580,987
Adjustments from fair value to contract value	—	—	—	3,152,367	3,152,367

	$—	$—	$—	$175,733,354	$175,733,354	0.18%

Net Assets of Master Trust	$359,007,594	$352,200,303	$289,042,500	$175,733,354	$1,175,983,751	0.10%

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment loss for the Master Trust is as follows:

Year Ended December 31, 2011
Net (depreciation) appreciation in fair value of investments
The Timken Company Common Stock Fund	$(62,166,676)
Registered investment companies	(21,415,770)
Common collective funds	6,538,248

(77,044,198)
Net appreciation in investment contracts	3,151,609
Interest and dividends	11,795,129

Total Master Trust	$(62,097,460)

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting guidance that classifies the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$299,608,700	$—	$299,608,700	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,124,854	14,124,854	—	—
American Funds EuroPacific Growth	72,122,610	72,122,610	—	—
American Funds Washington Mutual Investors	16,322,636	16,322,636	—	—
American Beacon Small Cap Value	19,995,849	19,995,849	—	—
Vanguard Target Retirement Income	9,032,047	9,032,047	—	—
Vanguard Target Retirement 2005	8,463,967	8,463,967	—	—
Vanguard Target Retirement 2015	61,428,882	61,428,882	—	—
Vanguard Target Retirement 2020	43,531	43,531	—	—
Vanguard Target Retirement 2025	30,074,232	30,074,232	—	—
Vanguard Target Retirement 2030	38,305	38,305	—	—
Vanguard Target Retirement 2035	30,092,816	30,092,816	—	—
Vanguard Target Retirement 2040	25,722	25,722	—	—
Vanguard Target Retirement 2045	12,163,963	12,163,963	—	—
Vanguard Target Retirement 2050	14,981	14,981	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	30,539,329	—	30,539,329	—
JPMorgan Core Bond	102,933,082	—	102,933,082	—
SSgA Russell 2000-A Index	41,177,230	—	41,177,230	—
JPMorgan Equity Index	123,489,446	—	123,489,446	—
Nuveen Winslow Large-Cap Growth	63,463,895	—	63,463,895	—
Investment Contracts:
JPMorgan Liquidity	14,307,860	—	—	14,307,860
JPMorgan Intermediate Tax Free Bond	157,273,471	—	—	157,273,471
Wrapper Value	25,677	—	—	25,677

Total assets	$1,106,763,085	$273,944,395	$661,211,682	$171,607,008

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
The Timken Company Common Stock Fund	$359,007,594	$—	$359,007,594	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	15,390,870	15,390,870	—	—
American Funds EuroPacific Growth	87,015,017	87,015,017	—	—
American Funds Growth Fund of America	72,503,692	72,503,692	—	—
American Funds Washington Mutual Investors	13,842,649	13,842,649	—	—
American Beacon Small Cap Value	20,557,770	20,557,770	—	—
Vanguard Target Retirement Income	8,276,245	8,276,245	—	—
Vanguard Target Retirement 2005	8,449,741	8,449,741	—	—
Vanguard Target Retirement 2015	59,391,774	59,391,774	—	—
Vanguard Target Retirement 2025	26,852,983	26,852,983	—	—
Vanguard Target Retirement 2035	28,901,726	28,901,726	—	—
Vanguard Target Retirement 2045	11,017,836	11,017,836	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	155,476,744	—	155,476,744	—
JPMorgan Core Bond	90,402,233	—	90,402,233	—
SSgA Russell 2000-A Index	43,163,523	—	43,163,523	—
Investment Contracts:
JPMorgan Liquidity	22,364,691	—	—	22,364,691
JPMorgan Intermediate Tax Free Bond	150,216,296	—	—	150,216,296

Total assets	$1,172,831,384	$352,200,303	$648,050,094	$172,580,987

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange.

Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JP Morgan S&P 500 Index fund and the JP Morgan Equity Index fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The JP Morgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The Russell SSgA 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share.

Investment Contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 – Investment Contracts for further discussion on investment contracts.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table presents a summary of changes in the fair value of the Master Trust’s Level 3 assets as of December 31, 2011:

	JPMorgan Liquidity	JPMorgan Intermediate Tax Free Bond	Wrapper Value	Total
Balance, January 1, 2011	$22,364,691	$150,216,296	$—	$172,580,987

Purchases	104,304,862	—	—	104,304,862
Sales	(112,343,663)	(274,898)	—	(112,618,561)
Realized gains/(losses)	—	63,612	—	63,612
Unrealized gains/(losses)	—	7,268,461	25,677	7,294,138
Interest income	57,570	—	—	57,570
Administration fees	(75,600)	—	—	(75,600)

Balance, December 31, 2011	$14,307,860	$157,273,471	$25,677	$171,607,008

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2011	2010
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$105,074	$106,717
Receivables:
Contributions receivable from The Timken Company	1,315	1,163

	$106,389	$107,880

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments (continued)

Year Ended December 31, 2011
Change in net assets:
Net depreciation in fair value of investments	$(22,695)
Dividends	1,866
Contributions	15,086
Benefits paid directly to participants	(1,809)
Expenses	(217)
Transfers to participant-directed accounts (net)	6,278

$(1,491)

6. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICs	2011	2010
Based on actual earnings	2%	3%
Based on interest rate credited to participants	2%	2%

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$1,043,026	$1,074,525
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,110	(5,535)

Net assets available for benefits per the Form 5500	$1,044,136	$1,068,990

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$123,509
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	5,535
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	1,110

Total income per the Form 5500	$130,154

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the IRS dated April 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Timken Company Employee Savings Plan

Notes to Financial Statements (continued)

9. Income Tax Status (continued)

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2011:

	Shares	Dollars
Purchased	1,342,260	$32,487,330
Issued to participants for payment of benefits	155,990	2,396,475

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

The Timken legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Timken Company Employee Savings Plan

EIN   #34-0577130         Plan   #024

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 9.25% with various maturity dates	$27,767

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN

Date: June 22, 2012	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Vice President – Ethics and Compliance